Exhibit 99.1

Anders Bruse New President of Teliasonera Sweden after Marie Ehrling  Resigns from Teliasonera at Her Own Request

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 18, 2006--Anders Bruse has today been appointed President of TeliaSonera Sweden (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) after Marie Ehrling has chosen to leave the company after nearly 4 years in her present position. Marie Ehrling will remain available to TeliaSonera until mid 2007.

"I have had a fantastic time at TeliaSonera. The telecoms business is very dynamic and the market is undergoing tremendous changes. I am proud that we at TeliaSonera Sweden have successfully continued to retain our strong market position over the last few years in spite of intensified competition combined with major and necessary adjustments to the way we run our business. I send my sincere thanks to all my colleagues at TeliaSonera Sweden whose extensive competence and determination have ensured that the business has developed in such a positive way. Regarding my future plans it is still unclear what I will be doing," says Marie Ehrling in a comment.

"Marie Ehrling has made important contributions to TeliaSonera in a time of major change. I highly appreciate our collaboration and it has been both enjoyable and stimulating working together with her. Marie has delivered very good results in the Swedish business. I wish Marie good luck in her future endeavours and I am convinced that she will continue to be successful in the next stage of her career," says Anders Igel, President and CEO of TeliaSonera.

Anders Bruse was born in 1954 and holds an engineering degree in technical physics from the Stockholm Royal Institute of Technology. He has also studied economics at Stockholm University. Anders Bruse has worked for Telia/TeliaSonera since 1989 in a number of senior positions such as; Head of Business Area Enterprises with a turn-over of 20 GSEK and 16,500 employees, and as Head of Telia Mobile Sweden with a turnover of 11 GSEK and 1,100 employees. He was also project director in the work to merge the activities of Telia and Sonera during 2002. In his most recent position Anders Bruse was Head of Products and Services within TeliaSonera Sweden. Prior to his time at TeliaSonera Anders Bruse was employed by, amongst others, Ericsson and Vattenfall.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

CONTACT: TeliaSonera, +46-(0)8-713 58 30